Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Catalyst Paper Corporation (“Catalyst”)
Suite 1600
250 Howe Street
Vancouver, BC V6C 3R8

Item 2.	Date of Material Change

August 14, 2006

Item 3.	News Release

On August 15, 2006, Catalyst issued a press release relating to the material change described below. The press release, a copy of which is attached to this Material Change Report as Schedule A, was distributed by Canada Newswire.

Item 4.	Summary of Material Change

On August 14, 2006, Catalyst adopted a Shareholder Rights Plan.

Item 5.	Full Description of Material Change

On Friday, August 11, 2006, CTOE LLC, a limited liability company formed under the laws of the State of Delaware (“CTOE”), made an unsolicited take-over bid to purchase up to 39,000,000 common shares (“Shares”) in the capital of Catalyst, representing 18.17% of Catalyst’s issued and outstanding Shares (the “Offer”). The Offer indicates that (i) CTOE was created at the request of Third Avenue Management LLC (“TAM”) solely for the purpose of making the Offer, and (ii) as portfolio manager or investment advisor, TAM currently exercises control or direction over 42,503,313 Shares, representing approximately 19.8% of Catalyst’s issued and outstanding Shares.

On Monday, August 14, 2006, the Board of Directors (the “Board”) of Catalyst considered, among other things, the recommendation of the Special Committee of the Board to adopt a Shareholder Rights Plan (the “Rights Plan”) and determined that it is advisable and in the best interests of Catalyst to adopt the Rights Plan to (a) ensure, to the extent possible, that the Shareholders of Catalyst and the Board have adequate time to consider and evaluate any unsolicited bid for Catalyst’s securities, including that made by CTOE, (b) provide the Board with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid, (c) encourage the fair treatment of Shareholders in connection with any take- over bid for Catalyst’s securities, and (d) generally prevent any person from acquiring ownership (or the right to acquire ownership) of or the right to exercise control or direction over or vote more than 20% of the outstanding Shares of Catalyst while the process undertaken by the Board is ongoing, or entering into arrangements or relationships that have a similar effect.

The Rights Plan was adopted on August 14, 2006.

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan, which summary is qualified by and is subject to the full terms and conditions of the Rights Plan. A copy of the Rights Plan is attached as Schedule B to this Material Change Report and is also available from the Corporate Secretary of Catalyst upon request. Except as otherwise defined herein, capitalized terms used herein have the meaning ascribed thereto in the Rights Plan.

1. Issue of Rights

Catalyst issued one right (a “Right”) in respect of each Share outstanding at the close of business on August 14, 2006 (the “Record Time”). Catalyst will issue Rights on the same basis for each Share issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time (both defined below).

2. Rights Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by certificates for the Shares which are not transferable separate from the Shares. From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates which will be transferable separate from and independent of the Shares.

3. Exercise of Rights

Rights are not exercisable before the Separation Time. After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one Share for the Exercise Price of $15 (subject to certain adjustment and anti-dilution provisions). This Exercise Price is expected to be in excess of the estimated maximum value of the Shares during the term of the Rights Plan. Upon the occurrence of a Flip-In Event (defined below) prior to the Expiration Time (defined below), each Right (other than any Right held by an “Acquiring Person”, which will become null and void as a result of such Flip-In Event) may be exercised to purchase that number of Shares which has an aggregate Market Price equal to twice the Exercise Price of the Rights for a price equal to the Exercise Price. Effectively, this means a Shareholder of Catalyst (other than the Acquiring Person) can acquire additional Shares from treasury at half their Market Price.

4. Definition of "Acquiring Person"

An Acquiring Person is a person who becomes the Beneficial Owner (described below) of 20% or more of Catalyst’s Shares, excluding any person who acquires 20% or more of the Shares as a result of any one or any combination of “Corporate Acquisitions”, “Permitted Bid Acquisitions”, “Corporate Distributions”, “Exempt Acquisitions” or “Convertible Securities Acquisitions”. Also excluded from the definition of “Acquiring Person” are persons who own 20% or more of Catalyst’s Shares on the date the Rights Plan is entered into, provided such persons do not acquire more than an additional 1% of Catalyst’s Shares thereafter. In addition, underwriters or members of a banking or selling group acting in connection with a distribution of securities by way of prospectus or private placement are also excluded from the definition of “Acquiring Person”.

5. Definition of “Beneficial Ownership”

Subject to certain exceptions, a person Beneficially Owns securities if such person or its affiliates or associates or any other person acting jointly or in concert owns the securities in law or equity or exercises control or direction over the securities, or has the right to acquire (immediately or within 60 days) the securities upon the exercise of any convertible securities or pursuant to any agreement, arrangement or understanding.

6. Definition of “Separation Time”

The Shares and Rights will be separated (the “Separation Time”) on the tenth Trading Day after the earlier of:

(a)	the first date of public announcement that a person has become an Acquiring Person;

(b)	the date of the commencement or announcement of the intent of a person to commence a take-over bid (other than a Permitted Bid or Competing Bid) or such later date as determined by the Board; and

(c)	the date on which a Permitted Bid or Competing Bid ceases to qualify as such or such later date as determined by the Board.

The Rights Plan provides in the case of the Offer that the Separation Time is deferred until the occurrence of a corresponding Flip-In Event unless the Board determines that it should occur earlier.

7. Definition of “Expiration Time”

Expiration Time occurs on the close of business on the day that is the earlier of:

(a)	the time at which the right to exercise Rights is terminated under the terms of the Rights Plan; and

(b)	February 10, 2007, being the 180th day after the Rights Plan was adopted.

8. Definition of a “Flip-In Event”

A Flip-In Event occurs when a person becomes an Acquiring Person.

9. Definition of "Permitted Bid"

A Permitted Bid is a take-over bid made by a person (the “Permitted Offeror”) pursuant to a take-over bid circular that complies with the following conditions:

(a)	the bid is made to all registered holders of Shares (other than Shares held by the Permitted Offeror), and for all Shares (other than the Shares held by the Permitted Offeror);

(b)

the Permitted Offeror agrees that no Shares will be taken up or paid for under the bid for at least 60 days following the commencement of the bid and that no Shares will be taken up or paid for unless at such date more than 50% of the outstanding Shares held by Shareholders other than the Permitted Offeror and certain related parties have been deposited pursuant to the bid and not withdrawn;

(c)	the Permitted Offeror agrees that the Shares may be deposited to and withdrawn from the take-over bid at any time before such Shares are taken up and paid for; and

(d)

if, on the date specified for take-up and payment, the condition in paragraph (b) above is satisfied, the bid shall remain open for an additional period of at least 10 Business Days to permit the remaining Shareholders to tender their Shares.

10. Redemption of Rights

The Rights may be redeemed by the Board at its option at any time before a Flip-In Event occurs at a redemption price of $0.00001 per Right. In addition, the Rights will be redeemed automatically, unless the Board determines otherwise, in the event of a successful Permitted Bid, Competing Bid or a bid for which the Board has waived the operation of the Rights Plan.

11. Waiver

Before a Flip-In Event occurs, the Board may waive the application of the Flip-In provisions of the Rights Plan to any prospective Flip-In Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of Shares. However, if the Board waives the Rights Plan with respect to a particular bid, it will be deemed to have waived the Rights Plan with respect to any other take-over bid made by take-over bid circular to all registered holders of Shares before the expiry of that first bid. The Board may also waive the “Flip-In” provisions of the Rights Plan in certain other circumstances.

12. Rights Agent

CIBC Mellon Trust Company.

13. Rightsholder not a Shareholder

Until a Right is exercised, the holders thereof as such, will have no rights as a Shareholder of Catalyst.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

The following senior officer of Catalyst is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:

Valerie Seager
Vice President and General Counsel
Telephone: (604) 654-4319
Fax: (604) 654-4070

Item 9.	Date of Report

August 15, 2006